September 8, 2017

VIA EDGAR

John Reynolds, Assistant Director

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C.

Re:                             Kiewit Royalty Trust — Reply to SEC comment letter

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed March 30, 2017

File No. 000-10810

Dear Mr. Reynolds:

In response to the Securities and Exchange Commission’s  (the “SEC”) comment letter dated August 14, 2017, Kiewit Royalty Trust (the “Trust”) has prepared the following response to your comment.

SEC Comment 1.  We note your discussion of “coal tons under lease” and “current economic tons”. Please quantify and disclose these tonnage amounts for each lease in your filing and disclose your coal reserves for each mine, disclosing whether the coal is steam or metallurgical coal, the recoverable tonnage, Btu, and sulfur content.  In addition please disclose the average mining and wash plant recoveries.

The Trust’s Reply:

The Trust was organized in 1982 for the sole purpose of providing an efficient, orderly and practical means of administrating the income received from royalty interests in leases of coal mines located in the States of Montana and Wyoming (the “Coal Royalties”).  The Trust has never engaged in any mining activities and owns no property.  Because the Trust receives only Coal Royalties pursuant to the terms of royalty agreements with the Decker Mine and the Spring Creek Mine, the Trust has limited access and information and relies on the mine operators for information, which information is limited to the basis for calculating the Coal Royalties.  Thus, the Trust’s response to your inquiry is limited despite the Trust’s good faith efforts to obtain the information requested by the SEC from the mines.

On page 1 of the Trust’s Form 10-K for the year ended December 31, 2016 (the “Form 10-K”), the “Tons of Coal Produced” result from mining at the Decker Mine and Spring Creek Mine is reported in the aggregate amount.  Below are the “Tons of Coal Produced in 2016” and the “Recoverable Reserves” broken-down by lease for the Decker Mine:

Decker Mine Lease Number	Lessor	Tons of Coal Produced in 2016	Recoverable Reserves (In Tons)

M-073093(1)	United States	2,576,921	172,834,300
M-061685(1)	United States	0	10,038,000
M-057934(1)	United States	1,791	5,414,300
C-1085-93(2)	Montana	0	0
C-1087-95(2)	Montana	177,736	7,399,800
C-1095-97(2)	Montana	0	0

(1)   The operator of this lease has indicated that it expects mining to continue.

(2)   The operator of this lease expects little or no mining activity in the future.

Below are the “Tons of Coal Produced in 2016” and the “Total Proven & Probable Reserves” broken-down by lease for the Spring Creek Mine:

Spring Creek Lease Number	Lessor	Tons of Coal Produced in 2016	Total Proven & Probable Reserves (In Tons) *

M-069782	United States	1,176,833	248,5 00,000

*As disclosed in the Form 10-K for the fiscal year ended December 31, 2016, of Cloud Peak Energy Inc.

Going forward, the Trust agrees to disclose in future Form 10-K filings the “Tons of Coal Produced” by lease, commencing with the year ending December 31, 2017.  The Trust does not currently believe that such information is material to its Unit Holders, and, thus, does not believe that an amendment is necessary to the Form 10-K for the year ended December 31, 2016.  Because the Decker Mine and Spring Creek Mine provide coal reserves based on different calculations and the Trust does not have the ability to reconcile such reserve calculations, the Trust does not intend to disclose such information in future SEC filings.

In addition, the SEC requested additional information on whether the coal is steam or metallurgical coal, the recoverable tonnage, Btu, and sulfur content, as well as the average mining and wash plant recoveries.  As mentioned above, as a lessee, the Trust does not have access to all of this information as it relates to the operation of the mines.  The Spring Creek Mine directed the Trust to its SEC filings.  Accordingly, the Trust references the following excerpts from page 2 of the Form 10-K for the fiscal year ended December 31, 2016, of Cloud Peak Energy Inc., which operates the Spring Creek Mine:

Coal Characteristics

In general, coal of all geological compositions is characterized by end use either as thermal or metallurgical.  Heat value and sulfur content are the most important variables in the economic marketing and transportation of thermal coal.  We mine, process, and market low sulfur content, subbituminous thermal coal, the characteristics of which are described below.  Because we currently operate only in the PRB [Powder River Basin], which does not have metallurgical coal, we produce only thermal coal.

Heat Value

The heat value of coal is commonly measured in Btus.  Subbituminous coal from the PRB has a typical heat value that ranges from 8,000 to 9,500 Btus.  Subbituminous coal from the PRB is used primarily by electric utilities and by some industrial customers for steam generation.  Coal found in other regions in the U.S., including the eastern and Midwestern regions, tends to have a higher heat value than coal found in the PRB, other than lignite coal which has lower heat value than subbituminous coal but is typically only used to supply coal to utilities that are directly adjacent to the mine.

Sulfur Content

Federal and state environmental regulations, including regulations that limit the amount of sulfur dioxide that may be emitted as a result of combustion, have affected and may continue to affect the demand for certain types of coal.  See “Environmental and Other Regulatory Matters—Clean Air Act.”  The sulfur content of coal can vary from seam to seam and within a single seam.  The concentration of sulfur in coal affects the amount of sulfur dioxide produced in combustion.  Coal-fired power plants can comply with sulfur dioxide emissions regulations by burning coal with low sulfur content, blending coals with various sulfur contents, purchasing emission allowances on the open market and/or using sulfur-reduction technology, such as scrubbers, which can reduce sulfur dioxide emissions by up to 95% or more.

PRB coal typically has a lower sulfur content than eastern U.S. coal and generally emits no greater than 1.2 pounds of sulfur dioxide per million Btus.

* * * * *

The Trust did not receive this level of specificity from the Decker Mine, and the operator of the Decker Mine, Lighthouse Resources Inc., is not an SEC reporting company.  However, the Trust believes that the coal from the Decker Mine also is thermal, not metallurgical, because that mine also operates in the PRB region.  At this time, the Trust does not have any additional information on the recoverable tonnage, Btu, and sulfur content for the Decker Mine.  Further, neither the Decker Mine nor the Spring Creek Mine provided any information on the average mining and wash plant recoveries.  Accordingly, there is no practicable way for the Trust to obtain this information.

As previously noted, because the Trust does not own or operate any of the mines or the land, and the Trust does not sell any of the coal from the operators or the mine, it is extremely difficult for the Trust to obtain certain information on the mines as requested by the SEC.   However, the Trust believes that the foregoing is responsive to your comments and that the disclosure changes referenced in this response to comments are responsive to the SEC’s comments and resolve any matters raised.

Please contact the undersigned at (402) 536-5186 with any questions.

Respectfully,

KIEWIT ROYALTY TRUST

By:	U.S. Bank National Association in its
capacity as Trustee and not in its
individual capacity or otherwise

	By:	/s/ Luke H. Paladino
Luke H. Paladino, Vice President